Exhibit 99.2

Webull Corporation: Earnings Presentation Q1 2025

Disclaimers

This presentation by Webull Corporation ("Webull") includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements other than statements of historical fact, including statements about Webull's beliefs and expectations, Webull's business strategy and operational plans, planned products and services, financial and market outlook, and projections, are forward-looking statements. These forward-looking statements can be identified by terminology such as "may," "could," "will," "expect," "anticipate," "aim," "future," "intend," "plan," "believe," "estimate," "likely to," "potential," "confident," "guidance," and similar terminology, although not all forward-looking statements contain such terminology. All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of Webull and its management as of the date of this presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to Webull and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to, the risks and uncertainties that are more fully described in filings made, or to be made, by Webull with the U.S. Securities and Exchange Commission (the "SEC"), including in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in those filings. There may be additional risks that Webull and its management presently do not know or that Webull and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this presentation may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. All information provided in this presentation is as of the date hereof, and Webull undertakes no obligation to update any forward-looking statement, except as required under applicable law.

This presentation contains certain financial measures that are not recognized under generally accepted accounting principles in the U.S. ("GAAP"), including adjusted operating profit and adjusted operating expenses. Adjusted operating profit represents income (loss) from continuing operations, before income taxes, excluding share-based compensation expenses, and other expense (income), net. Adjusted operating expenses represent total operating expenses, excluding share-based compensation expenses. Webull believes that adjusted operating profit and adjusted operating expenses help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from continuing operations, before income taxes, and total operating expenses. Such measures also provide useful information about Webull's operating results, enhances the overall understanding of Webull's past performance and future prospects and allows for greater visibility with respect to key metrics used by Webull's management in its financial and operational decision-making. The reconciliation of those measures to the most comparable GAAP measures is presented in the Appendix at the end of this presentation. These non-GAAP measures have limitations as an analytical tool and you should not consider them in isolation or as a substitute for an analysis of Webull's financial results under GAAP. Adjusted operating profit and adjusted operating expenses presented here may not be comparable to similarly titled measures presented by other companies.

This presentation does not constitute investment, tax or legal advice, and does not contain all relevant information relating to Webull or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of Webull. This presentation does not constitute (i) an offer or invitation for the sale or purchase of our securities or a commitment of Webull, or (ii) a solicitation of proxy, consent or authorization with respect to any securities. This presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or recommendation regarding any securities. Nothing contained in this presentation shall be relied upon as a promise or representation as to the past or future performance or results of Webull.

We own or have rights to various trademarks, trade names or service marks that we use in connection with our business, including, among others, "Webull" and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the TM and ® symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

The unaudited financial and operational information included in this presentation is subject to potential adjustments and is based on the information available to management at this time. Potential adjustments to operational and consolidated financial information may be identified from work performed during Webull's preparation of financial statements subsequently hereto or its year-end audit. Information may also be presented differently from the information included herein in the future. This could result in significant differences from the unaudited or other historical operational and financial information included herein. The financial information included in this presentation does not reflect the closing of the previously announced business combination that occurred on April 10, 2025.

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Total Revenues ($ in millions) Q1 2025 Highlights 2 Adj. Operating Expense webullcorp.com/investor - relations/ Adjusted Operating Expense and Adjusted Operating profit are non - GAAP financial measures. Refer to the Appendix for the reconci liations of Adjusted Operating Expense and Adjusted Operating Profit to their most directly comparable GAAP measures, total o per ating expenses and (loss) income before income taxes, respectively. 88.9 117.4 0.0 20.0 40.0 60.0 80.0 100.0 120.0 Q1 2024 Q1 2025 +32% ($ in millions) 86.6 88.7 0.0 20.0 40.0 60.0 80.0 100.0 120.0 Q1 2024 Q1 2025 +2.4% Adj. Operating Profit ($ in millions) 2.3 28.7 0.0 20.0 40.0 60.0 80.0 100.0 120.0 Q1 2024 Q1 2025 2.6% 24.4% +22 pts operating profit margin improvement over Q1 last year Strong top line growth with stable opex leading to significant profit margin improvement

Webull 2025 Roadmap

Focusing on expanding product offerings, entering new asset classes, and expanding access globally

Increase wallet share (vertical axis) / **Grow customer base and customer assets** (horizontal axis)

Q1 2025

- Introduce Webull Premium subscription service
- Launch prediction contracts with Kalshi
- Partner with Blackrock to provide portfolio solutions to advisor clients

Q2 2025

- Launch crypto trading in select international markets
- Enable advanced option strategies in international markets
- Launch corporate bonds
- Launch the Latin America Webull App

Q3 2025

- Support extended trading hours of index options
- Launch Webull App in the Netherlands

Q4 2025

- Re-launch crypto in the US
- Support mutual funds

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97.3% 97.9% 98.4% Q1 2025 Business Results – Users 4 Funded Accounts (in millions ) Registered Users (in millions ) % Quarterly Retention webullcorp.com/investor - relations/ 98.3% 20.6 21.1 22.1 23.3 24.1 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 4.30 4.35 4.51 4.66 4.72 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 97.5% +17% year - over - year +10% year - over - year Registered users increased 17% year - over - year to 24.1 million, while funded accounts grew 10% year - over - year to 4.72 million

Q1 2025 Business Results – Customer Assets 5 Net Deposits ($ in millions ) Customer Assets ($ in billions ) webullcorp.com/investor - relations/ +45% year - over - year +66% year - over - year 8.7 9.7 11.5 13.6 12.6 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 635 1,047 1,629 1,230 1,054 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 $5.0 billion net deposits over the last twelve months While customer assets declined sequentially in Q1 due to market volatility, it still increased 45% year - over - year, driven by str ong net deposits

Equity Notional Volume ($ in billions) Q1 2025 Business Results – Trading 6 Options Contracts Volume (in millions) 111 102 119 128 128 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 +15% year - over - year 112 118 119 112 121 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 +8% year - over - year webullcorp.com/investor - relations/ Core products of equities and options trading volume increased 15% and 8% year - over - year, respectively

Total Revenues ($ in millions) Q1 2025 Financial Results – Revenues & Expenses 7 Adjusted Operating Expenses ($ in millions) +32% year - over - year +2.4% year - over - year webullcorp.com/investor - relations/ Total revenues increased 32% year - over - year while expenses growth remains disciplined 88.9 90.1 101.1 110.1 117.4 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 86.6 90.3 106.5 88.6 88.7 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25

Adjusted Operating Profit ($ in millions) Q1 2025 Financial Results – Profits and Margins 8 GAAP Net Income (Loss) Attributable to the Company ($ in millions) +$25.5 million improvement Year - over - year webullcorp.com/investor - relations/ Translating to significant improvement of the bottom line 2.6% - 0.3% - 5.3% 19.6% 24.4% % Adjusted Operating Profit Margin +22pt operating profit margin improvement over Q1 last year % Net Profit Margin - 13.9% - 12.9% - 9.4% 9.8% 11.1% +25pt net profit margin improvement over Q1 last year 2.3 - 0.3 - 5.4 21.6 28.7 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 - 12.4 - 11.6 - 9.5 10.8 13.1 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 +$26.4 million improvement year - over - year

Q1 2025 Financial Results – Trading Related Revenues 9 webullcorp.com/investor - relations/ Trading related revenues increased over 50% year - over - year on the back of volume growth and higher monetization 14.0 13.1 16.2 18.1 18.8 37.3 36.8 42.6 47.3 53.4 2.3 4.6 7.1 6.7 9.5 0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 90.0 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 Equity Revenue Option Revenue Platform and trading fees ($ in millions) 53.6 54.5 65.9 72.1 81.7 640 646 707 778 924 DARTs in thousands DARTs refer to daily average revenue trades, which is the number of customer trades executed during a given period divided by th e number of trading days in that period.

Q1 2025 Financial Results – Interest Related Income 10 webullcorp.com/investor - relations/ Interest - related income decreased 4.3% year - over - year, mainly due to decrease in interest on client and corporate cash, partiall y offset by increase in margin financing income 5.7 7.8 7.3 5.3 5.4 7.4 7.0 8.1 7.5 8.9 15.9 13.6 14.1 17.9 14.6 3.5 3.5 3.4 2.5 2.2 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 Stock Lending Margin Financing Client Cash Corporate Cash ($ in millions) 32.5 31.9 32.9 33.2 31.1

Q1 2025 Financial Results – Adjusted Operating Expenses 11 webullcorp.com/investor - relations/ Opex has stayed flat year - over - year primarily due to optimization of marketing expenses 22.5 25.9 24.6 27.4 27.4 12.7 12.8 14.4 15.7 15.4 17.9 18.9 19.9 22.6 23.2 33.5 32.7 47.6 22.9 22.7 0.0 20.0 40.0 60.0 80.0 100.0 120.0 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 General and Administrative Technology and Development Brokerage and Transaction Marketing and Branding ($ in millions) 86.6 90.3 106.5 88.7 88.6

Appendix

Appendix: Contra Revenue 13 webullcorp.com/investor - relations/ We offer marketing promotions to our platform users that are intended to increase the amount of platform users’ assets on our pl atform by incentivizing platform users to deposit more cash or transfer securities from other third - party brokerages into their Webull bro kerage account in return for a promotional payment in cash or free shares. Most of our platform users are not considered customers under ASC 606, Revenues from Contracts with Customers (“ASC 606”), and promotional payments made to these platform users are accounted for as a marketing and branding expense . Conversely , f or our platform users who have been determined to be customers under ASC 606, we account for these promotional payments as a reduction in revenue. The following presents how contr a revenue impacted our trade related revenues. ($ in millions) Contra revenue impact on: 2024 Q1 2024 Q2 2024 Q3 2024 Q4 2025 Q1 Option handling fees (0.10)$ (0.05)$ (0.03)$ (0.04)$ (0.10)$ Platform and trading fees (0.98) (0.68) (0.71) (1.03) (2.70) Total contra revenue (1.08)$ (0.73)$ (0.74)$ (1.07)$ (2.80)$

Appendix: Unaudited Reconciliations of Non - GAAP and GAAP Results Adjusted Operating Expenses and Total Operating Expenses Reconciliation: 14 ($ in millions) 2024 Q1 2024 Q2 2024 Q3 2024 Q4 2025 Q1 Total operating expenses (GAAP) 98.7$ 98.8$ 111.9$ 95.2$ 96.8$ Less: share-based compensation (12.1) (8.5) (5.4) (6.6) (8.1) Adjusted operating expenses (Non-GAAP) 86.6$ 90.3$ 106.5$ 88.6$ 88.7$ 2024 Q1 2024 Q2 2024 Q3 2024 Q4 2025 Q1 (Loss) income before income taxes (GAAP) (9.8)$ (10.1)$ (9.3)$ 17.1$ 19.5$ Add: Other expense (income), net - 1.3 (1.5) (2.1) 1.1 Add: Share-based compensation 12.1 8.5 5.4 6.6 8.1 Adjusted operating profit (Non-GAAP) 2.3$ (0.3)$ (5.4)$ 21.6$ 28.7$ ($ in millions) Adjusted Operating Profit Reconciliation:

Appendix: Unaudited Reconciliations of Non-GAAP and GAAP Results (Cont.)

Adjusted Operating Expenses Reconciliation:

($ in millions)

Operating expenses (GAAP)	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1
Brokerage and transaction	$ 17.9	$ 19.0	$ 19.9	$ 22.5	$ 23.2
Technology and development	14.9	15.0	16.4	17.5	17.0
Marketing and branding[(1)]	34.0	33.2	48.2	23.3	23.0
General and administrative	31.9	31.6	27.4	31.9	33.6
Total operating expenses	**98.7**	**98.8**	**111.9**	**95.2**	**96.8**

Less: Share-based compensation	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1
Technology and development	2.2	2.2	2.1	1.8	1.5
Marketing and branding	0.5	0.5	0.5	0.5	0.3
General and administrative	9.4	5.8	2.8	4.3	6.3
Total share-based compensation	**12.1**	**8.5**	**5.4**	**6.6**	**8.1**

Adjusted operating expenses (Non-GAAP)	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1
Brokerage and transaction	17.9	19.0	19.9	22.5	23.2
Technology and development	12.7	12.8	14.3	15.7	15.5
Marketing and branding	33.5	32.7	47.7	22.8	22.7
General and administrative	22.5	25.8	24.6	27.6	27.3
Total adjusted operating expenses	**$ 86.6**	**$ 90.3**	**$ 106.5**	**$ 88.6**	**$ 88.7**

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The impact of these reclassifications is immaterial to the presentation of the financials taken as a whole.

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